United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 16, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

February 14, 2021

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Coca-Cola European Partners plc (CCEP) announces it has entered into a binding agreement for a best and final offer of A$13.50 to the Independent Shareholders of Coca-Cola Amatil Limited (CCL). The terms of the agreement with The Coca-Cola Company (KO) remain unchanged

On 26 October 2020, CCEP announced it had offered to acquire 69.2% of the issued share capital of CCL, held by shareholders other than KO (“Independent Shareholders”) for A$12.75 per share in cash, pursuant to a scheme of arrangement (“Scheme”). CCEP also announced it had agreed with KO terms for the purchase of its 30.8% shareholding in CCL.

Following recent discussions with the Board of Directors of CCL and after careful consideration of CCL’s improved trading and net debt position, CCEP is announcing a best and final offer to the Independent Shareholders of A$13.501 per share in cash. This best and final offer has been unanimously recommended by the Board of Directors of CCL (excluding KO’s nominee directors), subject to an independent expert concluding (and continuing to conclude) that the Scheme is fair and reasonable and in the interests of CCL’s Independent Shareholders, and no superior proposal emerging.

CCEP and CCL have entered into a binding agreement to give effect to the revised offer. The terms of the best and final offer to the Independent Shareholders imply a 5.9% increase to CCEP’s prior offer and represent a premium of 36% to the 1-month VWAP and 46% to the 3-month VWAP of CCL’s shares prior to the announcement of the original offer in October 2020.
Taken with the agreement with KO, the terms of which remain unchanged and are conditional on the implementation of the Scheme with CCL, the best and final offer of A$13.50 to the Independent Shareholders implies an effective price per share to be paid by CCEP of A$12.53 per CCL share, which represents an increase of A$0.52 (or 4.3%) from an effective price per share of A$12.01 payable under CCEP’s prior offer.

CCEP will acquire 10.8% of CCL’s shares from KO in cash under its agreement with KO. CCEP has not yet made any election to acquire KO’s remaining 20% interest in CCL for cash or CCEP shares, but has agreed with KO that it will make an election no later than 14 days before the meeting of shareholders of CCL to vote on the Scheme. CCEP’s preference is to pay cash for all of KO’s shareholding subject to CCEP maintaining a solid investment grade rating.

The revised Scheme remains subject to customary conditions, including CCL’s Independent Shareholder approval, court approval and New Zealand foreign investment regulatory approval. On 29 January 2021 CCEP announced that it had received approval for the Scheme from the Australian Foreign Investment Review Board.

Damian Gammell, Chief Executive Officer of CCEP, said:
“We are excited by the opportunity to bring together two of the world's best bottlers to drive more sustainable growth. This is a strategically compelling transaction which will solidify our position as the largest Coca-Cola bottler by revenue. Through this expanded platform and CCEP’s proven formula, we will create further value for our shareholders, all underpinned by an even more aligned strategic partnership with The Coca-Cola Company and our other brand partners.

“We look forward to a stronger future together. We will build on our collective strengths through excellent people, a diverse culture, leading commercial capabilities and our commitment to sustainability.”

Other

The best and final offer is not expected to significantly change the timing of the transaction. The proposed timetable of key dates in 2021, being indicative and subject to change, is as follows:

Draft Scheme booklet and Independent Expert’s Report provided to ASIC	Late February
Dispatch of Scheme booklet	Mid-March
CCL’s Scheme meeting	Mid-April
Effective Date	Mid to late April
Implementation Date	Late April to early May

Further updates will be provided in due course.

For more information on the transaction, please see on CCEP’s website:

- https://ir.cocacolaep.com/regulatory-filings-and-news/investor-news/investor-news-details/2020/Coca-Cola-Euro-Ptnrs---Proposed-acquisition-of-Coca-Cola-Amatil/default.aspx
(26 October 2020)

- https://s24.q4cdn.com/897379916/files/doc_presentations/2020/11/CCEP.-Proposed-acquisition-of-Coca-Cola-Amatil-Q3-Update.pdf (26 October 2020)

- https://ir.cocacolaep.com/regulatory-filings-and-news/investor-news/investor-news-details/2020/Coca-Cola-Euro-Ptnrs---Update-re-Coca-Cola-Amatil-acquisition/default.aspx (4 November 2020)

1 The cash offer price will be reduced by any dividends declared or determined by CCL in accordance with the terms of a revised Scheme Implementation Deed between the parties

Advisers
Rothschild & Co are acting as lead financial adviser. Credit Suisse are financial advisers to the Affiliated Transaction Committee (ATC) of the Board of Directors of CCEP. Macquarie Capital is also acting as a financial adviser to CCEP in connection with the transaction.
Slaughter and May and Corrs Chambers Westgarth are acting as legal counsel to CCEP.

Enquiries

Clare Wardle, General Counsel and Company Secretary: secretariat@ccep.com

Investor Relations: Sarah Willett: sarah.willett@ccep.com +44 7970 145 218

Media:

Shanna Wendt: swendt@ccep.com +44 7976 595 168

Peter Brookes: pbrookes@citadelmagnus.com +61 407 911 389

Brett Clegg: bclegg@citadelmagnus.com +61 487 436 985

About CCEP (LEI 549300LTH67W4GWMRF57)

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coke bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CCEP.

About CCL

Coca-Cola Amatil Limited (including subsidiaries, group entities and related bodies corporate) is one of the largest bottlers and distributors of ready-to-drink non-alcohol and alcohol beverages and coffee in the Asia Pacific region. CCL is the authorised bottler and distributor of KO's beverage brands in Australia, New Zealand, Fiji, Indonesia, Papua New Guinea and Samoa. CCL directly employs around 12,000 people and indirectly creates thousands more jobs across the supply chain, partnering with key suppliers to bottle, package, sell and distribute its products. With access to around 270 million potential consumers through more than 630,000 active customers CCL is committed to leading through innovation, building a sustainable future and delivering long-term value, both to shareholders and to society.

No incorporation of website information

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement.

Forward-Looking Statements

This document contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP”), CCEP's proposed acquisition (the "Acquisition") of Coca-Cola Amatil Limited and its subsidiaries (together "CCL") and the integration of CCL into CCEP. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "plan," "seek," "may," "could," "would," "should," "might," "will," "forecast," "outlook," "guidance," "possible," "potential," "predict," "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and CCL’s historical experience and present expectations or projections, including with respect to the Acquisition. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the "Risk Factors" section of CCEP’s 2019 Integrated Report / Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as, refillables and recycled plastic); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives and other ingredients); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as the UK's exit from the EU, the EU-UK trade and co-operation agreement, and uncertainty about the future relationship between the UK and EU); The relationship with KO and other franchisors; Product quality; and Other risks, such as widespread outbreaks of infectious disease including the adverse impact that the COVID-19 pandemic and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products;

2. those set forth in the "Principal Risks" section of CCEP’s 2019 Integrated Report / Annual Report on Form 20-F, as updated in CCEP’s Results for the six months ended 26 June 2020 & COVID-19 update and including principal risks under the additional headings: Business continuity (such as government restrictions in our countries of operation); People; and Stakeholders; and

3. those set forth in the "Business and Sustainability Risks" section of CCL's 2019 Annual Report including the statements under the following headings: Beverage industry risks; Economic and political risks; Cyber risk; KO and other brand partners relationship risk; Risk connected with loss of value to society; Regulatory risks; Climate change risk; Malicious product tampering risk; Litigation risk; Supply chain risk; Business interruption risk; Workplace Health and Safety risk; Foreign exchange risk; Quality risk; and People risk; and

4. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals, shareholder approvals and the satisfaction of closing conditions to the Acquisition; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees of CCEP and CCL as a result of the proposed Acquisition or during integration of the businesses and disruptions resulting from the proposed Acquisition, making it more difficult to maintain business relationships; the potential if the Acquisition is not completed in a timely manner or at all for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) loss of time spent on an unsuccessful Acquisition, and (iii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and/or CCL and the results of their operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s and CCL’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s and CCL’s future financial condition and performance are identified in filings with the United States Securities and Exchange Commission (“SEC”) which are available on the SEC's website at www.sec.gov and at the Australian Stock Exchange which are available at www.asx.com.au. Neither CCEP nor CCL undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, neither CCEP nor CCL assumes any responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s respective public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.
This document does not constitute or form part of any offer for sale or solicitation of any offer to buy any securities in the United States or elsewhere nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment to purchase securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: February 16, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary